

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 8, 2015

Anabelle L. Chua
Chief Financial Officer
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

   Re: **Philippine Long Distance Telephone Company**
          Form 20-F for Fiscal Year Ended December 31, 2014
          Response Dated September 7, 2015
          File No. 1-03006

Dear Ms. Chua:

     We have reviewed your September 7, 2015 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

10. Investments in Associates, Joint Ventures and Deposits, page 324

Investments in Associates, page 325

     We note your response to prior comment one. In your response you state that; "There were common directors and officers between PLDT and its subsidiaries, on the one hand, and Cignal TV and Satventures, on the other hand.. Certain managerial personnel and employees were seconded from PLDT and its subsidiaries to Cignal TV and Saltventures." Given the relationships between PLDT and Cignal TV and Satventures, tell us your consideration of paragraphs B18-B25 and B36-B38 of IFRS 10 in determining whether Cignal TV, and Saltventures operations are dependent on PLDT and whether they provide evidence of existing power over Cignal TV and Saltventures.

        You may contact Inessa Kessman at 202-551-3371 or Terry French at 202-551-3828 or me at (202) 551-3810 with any questions.

        Sincerely,

        /s/ Terry French for

        Carlos Pacho
        Senior Assistant Chief Accountant
        AD Office 11 – Telecommunications